[LETTERHEAD OF SHEPPARD MULLIN RICHTER & HAMPTON LLP]

August 5, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Technical Systems, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2011 File No. 001-34882

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment from the Staff (the “Comment Letter”) with regard to the above-referenced filing (the “proxy statement”).  We have reviewed the Comment Letter with National Technical Systems, Inc. (the “Company”) and provide the following supplemental response on the Company’s behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the proxy statement.  The Company’s responses are numbered to correspond to the comments in the Comment Letter.

Concurrent with the submission of this letter, the Company has filed a revised proxy statement with the Commission, which includes revisions in response to certain of the comments in the Comment Letter (the “revised proxy statement”).

Preliminary Schedule 14A

1.	Please revise your disclosure to describe the effect of abstentions and broker non-votes on each matter submitted to a vote of security holders. See Item 21(b) of Schedule 14A.

We acknowledge the Staff’s Comment.  The revised proxy statement includes the information required by Item 21(b) of Schedule 14A.  Please see pages 2 and 3 of the revised proxy statement.

Proposal No. 1 Election of Directors, page 3

2.
We note the changes in director class you effected with respect to Mr. Gibbons and Mr. Foster. Please provide us supplementally the basis upon which your board has the authority to make such class changes.

Under Section 3.4 of the Company’s bylaws any vacancy on the board may be filled by a majority of directors then in office.  In addition, that section provides that any director has the right to resign his position at any time.  By inference, a director would also have the right to voluntarily shorten his term in office.  In connection with the reclassification of Messrs. Gibbons and Foster, each such director voluntarily agreed to be placed into a different director class, and to resulting shortening of his current term.  The Company’s board then exercised its authority under Section 3.4 of the Company’s bylaws to appoint the directors to the successive vacancies created in each director class: Mr. Gibbons to Class III, Mr. Foster to Class I and Mr. Jacobs to Class II.

SHEPPARD MULLIN RICHTER & HAMPTON LLP
August 5, 2011

3.
We also note that Mr. Jacobs was appointed to your board pursuant to the terms of the Securities Purchase Agreement entered into with Mill Road, dated June 27, 2011. Please reconcile Mr. Jacobs’s appointment with the provisions of section 6.1(a) of the Securities Purchase Agreement.

We acknowledge the Staff’s comment.  The revised proxy statement discloses how Mr. Jacob’s appointment was effected under the provisions of Section 6.1(a) of the Securities Purchase Agreement entered into with Mill Road, dated June 27, 2011.  Please see pages 6 and 7 of the revised proxy statement.

4.	Please revise the description of Mr. Jacobs’s business experience to specify the date of each employment post during the past five years.

We acknowledge the Staff’s comment.  The revised proxy statement provides the disclosure requested.  Please see page 6 of the revised proxy statement.

5.
We note that the Shareholder Group has presented this proposal as two proposals in its preliminary proxy statement. Please tell us, with a view toward revised disclosure, whether the Shareholder Group provided you with the matter as two proposals or as one proposal. Please refer to rule 14a-4(a)(3) for guidance.

We respectfully submit that the Shareholder Group’s correspondence on this point was not explicit.  However, in the revised proxy statement, we have broken the bylaw amendments into two proposals, consistent with the approach taken by the Shareholder Group in its preliminary proxy statement.

Director Compensation, page 16

6.	Please provide the disclosure required by Item 402(r)(1) and (3)(ii) of Regulation S-K with respect to Jack Lin’s service on your board of directors.

We acknowledge the Staff’s comment. Jack Lin was also an executive officer during his tenure, although not a named executive officer for 2011.  He did not receive any separate compensation for his service as a director.  The revised proxy statement includes this additional disclosure.  Please see the amended footnote 1 to the table on director compensation on page 19 of the revised proxy statement.

SHEPPARD MULLIN RICHTER & HAMPTON LLP
August 5, 2011

Shareholder Proposals for the 2011 Annual Meeting, page 24

7.	Please provide the disclosure required by rule 14a-5(e)(2).

We respectfully submit that the required disclosure is contained in the first sentence under the heading “Requirements for shareholder proposals to be brought before an Annual Meeting.”  We did note, however, the possibility that the meeting date for the 2012 annual meeting may vary by more than 30 days from the 2011 annual meeting date and have included the additional relevant provisions from the Company’s bylaws.  Please see page 25 of the revised proxy statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a written statement from the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We thank you in advance for your consideration of the Company’s responses and look forward to the Staff’s prompt communication as to whether it has any further comments.

Sincerely,

/s/ JAMES A. MERCER III

James A. Mercer III, Esq.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by National Technical Systems, Inc. (the “Company”) on July 22, 2011 (the “Proxy Statement”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

By:	/s/ Raffy Lorentzian
	Name:	Raffy Lorentzian
	Title:	Senior Vice President, Chief Financial Officer